UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Christian Waage

Vice President, General Counsel and Corporate Secretary

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Brandee Fernandez, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Websense, Inc., a Delaware corporation (“Websense” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2013, relating to the offer by Tomahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of Websense’s common stock, $0.01 par value per share, at a price of $24.75 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The last paragraph under Item 7 of the Schedule 14D-9 is hereby amended and restated to read as follows:

The Merger Agreement provides for a limited exception to the obligation to cease current negotiations and discussions with certain excluded persons until 11:59 p.m. on June 7, 2013. During this period, we were permitted to continue discussions and negotiations with certain persons or groups of persons who made an acquisition proposal prior to May 19, 2013 and with whom we were, as of May 19, 2013, actively engaged in discussions or negotiations with respect to an acquisition proposal which could reasonably be expected to result in a Superior Offer (each an “excluded party”). Each of the excluded parties was informed of the limited exception to the no-shop covenant and the reduced termination fee. None of the excluded parties made an acquisition proposal during this period. As required by the terms of the Merger Agreement, Websense discontinued all negotiations and discussions with the excluded parties upon the expiration of the limited exception to the no-shop covenant.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Legal Proceedings” on page 40 of the Schedule 14D-9 and replacing it with the following paragraphs:

Between May 23, 2013 and May 31, 2013, four putative class-action lawsuits were filed against: (a) the Company; (b) each member of the Company’s board of directors (including its chief executive officer); and (c) Vista Equity Partners, Vista Equity Partners Fund IV, L.P., Tomahawk Acquisition, LLC, and Tomahawk Merger Sub, Inc. (collectively the “Vista Entities”). Three complaints were filed in the Superior Court of the State of California (captioned Coyne v. Websense, Inc., Case No. 37-2013-00050566-CU-SL-CTL, Krieger v. Websense, Inc., Case No. 37-2013-00050132-CU-SL-STL (the “Krieger Complaint”), and Laborers’ Local #231 Pension Fund v. Websense, Inc., Case No. 37-2013-00050879-CU-BT-CTL (collectively, the “California Complaints”)) and one was filed in the Court of Chancery of the State of Delaware (captioned Willner v. Websense, Inc., Case No. 8614 (the “Delaware Complaint,” and together with the California Complaints, the “Complaints”)). The Complaints generally allege that the Company’s directors breached their fiduciary duties in connection with the proposed sale of the Company to the Vista Entities, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. Specifically, the Complaints assert that the Company’s directors breached their fiduciary duties to the Company’s public stockholders by, among other things, (i) agreeing to sell the Company to the Vista Entities at an unfair price, (ii) implementing an unfair process and (iii) agreeing to certain provisions of the Merger Agreement that purportedly favor the Vista Entities and deter alternative bids. The Delaware Complaint also alleges that the Company’s directors breached their fiduciary duty of disclosure by omitting material information from the Company’s Schedule 14D-9, filed on May 29, 2013. The Complaints seek injunctive relief and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. The Company intends to vigorously defend against these claims. The foregoing description is qualified in its entirety by reference to the Complaints which are attached to the Schedule TO as Exhibit 99(a)(5)(A), Exhibit 99(a)(5)(B), Exhibit 99(a)(5)(C) and Exhibit 99(a)(5)(D).

On June 4, 2013, the plaintiff that filed the Krieger Complaint (“Krieger”) filed an amended complaint that adds allegations challenging the adequacy of the disclosures the Company has made in connection with the proposed acquisition and makes allegations about the independence of the Company’s financial advisor. The foregoing description is qualified in its entirety by reference to the amended complaint which is attached to the Schedule TO as Exhibit 99(a)(5)(E). The same day, Krieger filed an ex parte application for expedited discovery. Krieger withdrew his application for expedited discovery on June 10, 2013.

On June 4, 2013, the plaintiff that filed the Delaware Complaint filed a motion for expedited proceedings. The Delaware Chancery Court denied this motion on June 6, 2013, finding, among other things, that the “grounds for injunctive relief identified in the complaint are not sufficiently weighty to warrant the scheduling of an expedited proceeding.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBSENSE, INC.

By:	/s/ Christian Waage
Christian Waage
Title: Vice President, General Counsel and Corporate Secretary

Dated: June 10, 2013

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